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Via EDGAR

December 15, 2023

Ms. Aisha Adegbuyi

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)
Response to the Staff’s Comments on
Registration Statement on Form F-1
Filed September 29, 2023
File No. 333-274806

Dear Ms. Adegbuyi and Ms. Aldave,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 18, 2023 on the Company’s Registration Statement on Form F-1 filed on September 29, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing the amendment no.1 to the Registration Statement (“Amendment No.1”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.1.

Responses to the comments contained in the Staff’s letter dated October 18, 2023

General

1.	Revise your prospectus to disclose the price that the sponsor, private placement investors and other selling securityholder paid for the shares, warrants and shares underlying warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, warrants and shares underlying warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the cover page and page 62 of Amendment No.1.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin     beijing      boston     brussels     hong kong     london     los angeles     new york     palo alto
san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	Please update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	consider addressing recent volatility in your stock prices after completion of the business combination in the last risk factor on page 59; and

•	update the discussion relating to the risk that your securities may not be listed on Nasdaq Stock Market in the second risk factor on page 65.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure throughout Amendment No.1, including the disclosure on the cover page and pages 58, 59 and 64 of Amendment No.1.

Prospectus Cover Page, page ii

3.	For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the cover page and page 62 of Amendment No.1.

4.	Update your disclosure on the cover page, prospectus summary, risk factors and management discussion and analysis sections, to reflect the current market price of the underlying securities compared to the exercise price of the warrants. Because the warrants are now out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Please also revise the use of proceeds section accordingly. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the cover page and pages 15, 61, 69, 94 and 238 of Amendment No.1.

5.	We note your disclosure here that “[b]ased on the Overseas Listing Trial Measures and the clarification issued by at a press conference held by CSRC, [you] shall complete the filing procedures with the CSRC in connection with this Business Combination as required by the Overseas Listing Trial Measures prior to the listing of [your] securities on Nasdaq.” Please update this disclosure because it appears that you have already completed the business combination. Please also discuss the application of the Trial Measures to this secondary offering.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the cover page and pages 9 and 49 of Amendment No.1.

Risk Factors, page 18

6.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of each of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose whether the current trading price is at or significantly below the SPAC IPO price, and explain that the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 61 and 62 of Amendment No.1.

Management’s Discussion and Financial Condition and Results of Operations, page 175

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 62 and 189 of Amendment No.1.

Liquidity and Capital Resources, page 185

8.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 188 and 189 of Amendment No.1.

***

If you have any questions regarding Amendment No.1, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. Dan Espinoza by telephone at 650-752-3152 or via e-mail at DEspinoza@goodwinlaw.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.
Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I
Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP
Carl Scheuten, Partner, WithumSmith+Brown, PC